POWER SPORTS FACTORY, INC.
6950 Central Highway
Pennsauken, NJ 08109

December 10, 2008

Securities and Exchange Commission
Washington, D.C. 20549

RE:
Power Sports Factory, Inc.
(formerly Purchase Point Media Corp.)
SEC Letter dated November 25, 2008
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
File No. 0-25385

Dear Sir/Madam:

With reference to letter issued by the Commission staff dated November 25, 2008, this is to advise that the Company will provide a substantive response to these comments by Wednesday, December 17, 2008.

Sincerely,

/s/ Shawn Landgraf
Shawn Landgraf, Chief Executive Officer